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FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Polish Investments Holding L.P.               @Entertainment, Inc. (ATEN)

(Last)            (First)       (Middle)     3. IRS Identifi-    4. Statement for         ___ Director          _X_ 10% Owner
                                             cation Number of    Month/Year
                                             Reporting Person,       March, 1998          ___ Officer           ___ Other
                                             if an entity                                 (give title           (specify below)
One Commercial Plaza                         (Voluntary)                                   below)
                 (Street)
Hartford            CT       06103
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                                          ___ Form filed by More than One
                                                                                              Reporting Person
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
                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                                                                       10,303,000         D






*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                               (Print or Type Response)
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                                      Page 1 of 3
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FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of   2.Con-    3.Tran-  4.Tran-  5. Number      6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative    version   saction  saction  of Deriv-      Exer-          Amount of           of        of         ship      ture
Security      or        Date     Code     ative          cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)     Exercise (Month/  (Instr.   Securities     Expiration     Securities          ative     ative      of        direct
              Price      Day/    8)       Acquired       Date           (Instr.3 and 4)     Secur-    Secur-     Deriv-    Bene-
              of        Year)             (A) or         (Month/Day                         ity       ities      ative     ficial
              Deriv-                      Disposed       Year)                              (Instr.5) Bene-      Secur-    Own-
              ative                       of (D)                                                      ficially   ity:      ship
              Security                    (Inst.3,4,                                                  Owned      Direct    (Instr.
                                          and 5)                                                      at End     (D) or    4)
                                                                                                      of         Indirect
                                                                                                      Month      (I)
                                                                                                      (Instr.4)  (Instr.4)
                                 Code V   (A) (D)        Date   Expir-  Title     Amount
                                                         Exer-  ation             or
                                                         cisableDate              Number
                                                                                  of
                                                                                  Shares
Class B       1 for 1   3/19/98  J(1)         1,650,000  Immed. None    Common    1,650,000          0
Partnership                                                             Stock
Interest
(obligation
to sell)

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Explanation of Responses:  See Page 3.

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

                                                                              Polish Investments Holding L.P.
                                                                                 By: Chase Polish Enterprises, Inc.
                                                                                 General Partner


                                                                              By:/s/ Cheryl A. Chase                  4/8/98
                                                                              ** Signature of Reporting Person         Date
                                                                              Name:   Cheryl A. Chase
                                                                              Title:  Executive Vice President

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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                                      Page 2 of 3

Item 1:     Polish Investments Holding L.P.
            One Commercial Plaza
            Hartford, CT 06103

Item 2:     @Entertainment, Inc. (ATEN)

Item 4:     March, 1998


Explanation of Responses:


(1) The reporting person, a limited partnership, created a new class of preferred partnership interests (the "Preferred Interests") and distributed such interests on a pro rata basis to all holders of its common limited partnership interests and general partnership interests (together, the "Common Interests"). The Preferred Interests represent a pecuniary interest in 1,650,000 of the shares of Common Stock held by the reporting person. Each Preferred Interest may be redeemed, at the option of its holder, for shares of Common Stock. The 1,650,000 shares of Common Stock for which the Preferred Interests are redeemable were previously in the general pool of assets of the reporting person to which the Common Interests relate. The Common Interests no longer represent any pecuniary interest in such shares. The respective pecuniary interests of each of the reporting person's partners remains unchanged by the creation and pro rata distribution of the Preferred Interests.

                                   Page 3 of 3